

E·B·

19005942

ANNUAL AU~~DITED REPO~~RT
FORM X-17A-5 /A
PART III

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SEC FILE NUMBER
8-41807

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **American Wealth Management, Inc.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 Crown Pointe Pkwy. Suite 1230
(No. and Street)

Atlanta	**Georgia**	**30338**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jerome A. Borzello 770-392-8740

                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPAs P.C.
(Name – *if individual, state last, first, middle name*)

3535 Roswell Rd. Suite 32	**Marietta**	**Georgia**	**30062**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Jerome A. Borzello _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Wealth Management, Inc. _____ , as of December 31 _____ , 20 18 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President

Title

Barbara Carigann
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**_For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

AMERICAN WEALTH MANAGEMENT, INC.

(A Georgia Corporation)

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM

FOR THE YEAR ENDED
DECEMBER 31, 2018

CONTENTS

To the Shareholder of
American Wealth Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Wealth Management, Inc as of December 31, 2018, the related statements of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2018 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of American Wealth Management, Inc as of December 31, 2018, and the results of its operations and its cash flows for the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of American Wealth Management, Inc's management. Our responsibility is to express an opinion on American Wealth Management, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule's 1, 2, and 3 have been subjected to audit procedures performed in conjunction with the audit of American Wealth Management, Inc's financial statements. The supplemental information is the responsibility of American Wealth Management, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2001.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2019

December 31, 2018

ASSETS

Cash & Cash Equivalents	$	106,197
Investments (Note 1)		48,948
Deposit with Clearing Broker and Others		26,885
Commissions Receivable		1,786
Prepaid Expenses		16,099
Receivable from Clearing Organization		8,363
Deferred Tax Asset (Note 2)		4,375
Furniture, Fixtures and Equipment, Less Accumulated Depreciation of $66,506 and $64,312		480
Advances to Stockholder (Note 5)		153,086
Security Deposit		6,511
TOTAL ASSETS		372,730

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Payroll Taxes Payable	$	7,117
Accrued Expenses		1,343
Commissions Payable		7,595
Income Taxes Payable		2,350
TOTAL LIABILITIES	$	18,405

The Accompanying Notes are an Integral Part of these Financial Statements

Continued

	December 31, 2018
Common Stock - $6 Stated Value, 10,000 Shares Authorized, 1,000 Shares Issued and Outstanding	$ 6,000
Additional Paid-In Capital	31,100
Retained Earnings	317,225
TOTAL SHAREHOLDER'S EQUITY	354,325
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 372,730

	December 31, 2018
REVENUE	
Commissions and 12 B-1 Fees	$ 3,634,549
Investment Loss and Interest Income	(81)
Retained Quote Income	77,517
Total Revenue	3,711,985
COSTS AND EXPENSES	
Operating Expenses	
Employee Compensation & Benefits	
Commissions	2,904,303
Payroll Taxes	22,264
Total Employee Compensation & Benefits	3,182,617
Floor Brokerage, Exchange and Clearing Fees	323,151
Occupancy	31,069
Communications & Data Processing	11,800
General and Administrative Costs	112,337
Legal & Professional Fees	23,081
Other Expenses	27,004
Total Costs and Expenses	3,711,059
Income before Income Tax Provision	926
Income Tax Benefit (Note 2)	(450)
NET INCOME	$ 1,376

The Accompanying Notes are an Integral Part of these Financial Statements.

	Common Shares	Stock Amount	Paid-In Capital	Retained Earnings	Shareholder's Equity
BALANCE - December 31, 2017	1,000	$ 6,000	$ 31,100	$ 315,849	$ 352,949
2018 NET INCOME				$ 1,376	1,376
BALANCE - December 31, 2018	1,000	$ 6,000	$ 31,100	$ 317,225	$ 354,325

The Accompanying Notes are an Integral Part of these Financial Statements.

		December 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	1,376
Net Cash Used in Operating Activities:		
Depreciation		194
Deferred Taxes		(2,800)
(Increase) Decrease in Operating Assets:		
Commissions Receivable		24,897
Other Receivables		(1,930)
Advances to brokers, net		45,696
Increase (Decrease) in Operating Liabilities:		
Commissions Payable		(41,620)
Payroll Taxes Payable		(1,633)
Income Tax Payable		1,696
Accrued Expenses		(146)
Legal Fees Payable		(2,093)
NET CASH PROVIDED BY OPERATING ACTIVITIES		23,636
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Securities Owned		(20,629)
NET CASH PROVIDED BY INVESTING ACTIVITIES		(20,629)
CASH FLOWS FROM FINANCING ACTIVITIES		
FINANCING ACTIVITIES		
Payment of Advances to Shareholders		3,777
INCREASE IN CASH AND CASH EQUIVALENTS		6,785
CASH AT BEGINNING OF YEAR		99,412
Minimum Net Capital Requirement (See note A below) ($18,405 x 6 2/3% = $1,227)		
CASH AT END OF YEAR	$	106,197

The Accompanying Notes are an Integral Part of these Financial Statements.

1. SUMMARY OF SIGNFICANT ACCOUNTING POLICIES

    A. The Company, a Georgia Corporation, was formed November 1, 1989, primarily for the purpose of qualifying and operating as a broker-dealer of securities. The Company is registered with the Securities and Exchange Commission, FINRA, and various states' securities commissions. The Company operates as a general securities broker-dealer executing trades for retail and institutional customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearing agent) on a fully disclosed basis. The Company's customers are located throughout the United States.

    B. Property is recorded at cost and is depreciated over a five year estimated useful life using the straight-line method. Maintenance and repairs are charged to income, and renewals and betterments over $1,000 are capitalized. Depreciation expense is $194 in 2018 and is included in General and Administrative costs, on the Statement of Operations.

    C. Commission income is comprised of trading revenue and investment advisory services. Trade revenue is recorded as earned on settlement date basis, normally, within two days of trade date. Investment advisory services are billed quarterly and amortized over the quarter as earned.

    D. Revenue Recognition – On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

        Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include Investment Advisory, Investment Brokerage (including income earned on riskless principal transactions)

        Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

    E. Basis of Accounting - The Company prepares its financial statements on the Accrual basis of accounting, in accordance with generally accepted accounting principles in the United States and required by FINRA and the S.E.C.

    F. Cash and cash equivalents include cash on hand, money market accounts, and short-term investments with maturities of less than 90 days.

G. Use of Estimates - The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. Income taxes - Deferred taxes at December 31, 2018 arise primarily from net operating loss carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The above-mentioned differences, result in deferred income taxes. It is more likely than not, that some portion or all of a deferred tax asset will not be realized, but a valuation allowance is recognized.

The Company files income tax returns in the U.S. federal and the state of Georgia jurisdictions.

The Company follows the provisions for uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. For the year ending December 31, 2018 management believes there are no material amounts of uncertain tax positions.

I. Clearance Agreement - In January 1990, the Company entered into an agreement with Raymond James, an independent broker-dealer, to provide clearing, execution, and data processing services on a fully disclosed basis for the customer accounts of the Company. The Company is required to keep a minimum deposit of cash or securities of $25,000 with the clearing broker-dealer.

J. Fair Value - FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1   Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2   Inputs are inputs (other than quoted prices included in level 1) that are observable for the assets or liability, either directly or indirectly.

AMERICAN WEALTH MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Fair Value – (Continued)

Level 3   Unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's investments are comprised of equity securities and mutual funds, all of which are classified as held for investment and are carried at their level 1 fair value based on the quoted market prices of the securities at December 31, 2018.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2018:

Fair Value Measurement on a Recurring Basis
As of December 31, 2018:

	Level1	Level 2	Level 3	Total
Securities Owned:				
Equities-Trading	$48,948	-0-	-0-	$48,948

Change in the unrealized loss relating to assets held at December 31, 2018, is $2,466 this loss is reflected on the Statement of Operations.

Interest and dividend income are $2,385. The unrealized loss carry-forward related to investments held at December 31, 2018 is $20,048.

Commissions Receivables – Consists of amounts due on trading, from the clearing broker. The company considers all accounts receivable, as collectible.

2.   INCOME TAXES

The amount of current and deferred tax payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years and for benefits of net operating loss carry forward. The Company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

Income Taxes – (Continued)

The components of income tax provision are as follows:

	2018		
	Total	Deferred	Current
Federal	$(322)	$(516)	$194
State	(128)	(184)	56
	$(450)	$(700)	$250

Deferred Tax Assets:

The Company's deferred tax reflect the net tax effects of differences between the carrying amount of assets and liabilities for financial statement purposes and the amounts used for income tax purposes:

	2018
Deferred Tax Asset	$4,375

3. CREDIT RISK

The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

4. ADVANCES TO STOCKHOLDER

The Company had at December 31, 2018, an advance to Stockholder that is due on demand and is uncollateralized of $153,086. The advance to stockholder carries an interest rate of 1% in 2018. Accrued interest receivable is $53,086 at December 31, 2018 and is included in the balance of the advance to stockholder.

5. OPERATING LEASE

The Company has a lease for its office facility under a non-cancelable operating lease continuing through March 21, 2021. Lease expense was $31,069 in 2018.

Operating Lease – (Continued)

Future minimum lease payments are:

2019	$59,323
2020	61,082
2021	62,925
	$183,330

6.   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not excess 15 to 1. At December 31, 2018, the Company had net capital of $169,912 which was $164,912 in excess of its required net of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.43742 to 1.0

7.   REVENUE FROM CONTRACTS WITH CUSTOMERS

Investment Advisory Fees:

The Company earns Investment Advisory Fees from its contracts with brokerage customers to manage assets for investment, and/or to transact on their accounts. The Investment Advisory Fees are primarily earned over time as the Company provides

the contracted quarterly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end.

Investment Brokerage Fees (Gross):

The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government and corporate bonds) transactions in which the company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower price than it sells it. The riskless principal revenue is earned at the time the transaction is executed.

8.   MANAGEMENT'S REVIEW

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 25, 2019, the date in which the financial statements were issued.

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
December 31, 2018

TOTAL SHAREHOLDER'S EQUITY FROM
   STATEMENT OF FINANCIAL CONDITION $ 354,325

LESS NON-ALLOWABLE ASSETS

Commissions Receivable – Brokers	1,786
Deferred Tax Asset	4,375
Furniture and Equipment, Net	480
Prepaid Expenses	16,099
Advances to Stockholder	153,086
Security Deposit	6,511
Subtotal Non Allowable Assets	182,337

Less: Haircut on Securities -	(3,573)
Haircut on Money Market -	(503)
TOTAL HAIRCUT ON SECURITIES AND MONEY MARKET	(4,076)

NET CAPITAL $ 167,912

Accrued Liabilities	1,343
Commissions Payable	7,595
Income Tax Payable	2,350

TOTAL AGGREGATE INDEBTEDNESS $ 18,405

RATIO – Aggregate Indebtedness to Net Capital   0.10961

BASIS NET CAPITAL REQUIREMENT

Net Capital (above) $ 167,912

Minimum Net Capital Requirement (See note A below) ($18,405 x 6 2/3% = $1,227)   5,000

EXCESS NET CAPITAL $ 162,912

Note A: Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $5,000.

There is no material difference in the above computation and the company's net capital, as reported in the company's Part IIA (unaudited) amended FOCUS report

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECUTITES AND EXCHANGE COMMISSION

The Company is exempt from compliance with Rule 15c3-3 of The Securities Exchange Act of 1934, pursuant to
paragraph (k)(2)(ii) of the rule, all transactions with and for customers are cleared on a fully disclosed
basis with a clearing member, which carries all customer accounts and maintains and preserves all
books and records pertaining thereto. The Company does not carry security accounts for customers or
perform custodial functions relating to customer securities. The Company was in compliance with the conditions
of the exemption during the year ended December 31, 2018.

AMERICAN WEALTH MANAGEMENT, INC.
INFORMATIOIN RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the proivisions of Rule 15c3-3 under the Securities Exhange Act of 1934
pursuant to paragraph (k)(2)(ii) of the rule. The company did not maintain possession or control of
any customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of American Wealth Management, Inc.

We have reviewed management's statements, included in American Wealth Management, Inc.'s Annual Exemption Report, in which American Wealth Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which American Wealth Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and American Wealth Management, Inc. stated that American Wealth Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. American Wealth Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Wealth Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 25, 2019



AMERICAN WEALTH MANAGEMENT
Managing Assets Worldwide

Management's Report on Examination   February 21, 2019

December 31, 2018

We, as members of management of American Wealth Management, Inc. (the Company) are responsible for complying with 17C.F.R. 240.17 a-5, "Reports to be made by certain brokers and dealers". We performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17 a-5 and the exemption provisions in 17 C.F.R. 240.15c3-3(K) (the exemption provisions). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R. 15c3-3(K) under which the Company claimed an exemption from 17 C.F.R. 240.15c3-3(K)(2)(ii).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2018 without exception.

American Wealth Management, Inc.

Jerome A Borzello
President

1050 Crown Pointe Parkway • Suite 1230
Atlanta, GA   30338
Office: 770.392.8740
Fax: 770.392.8745
Member: FINRA/SIPC

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders of
American Wealth Management, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by American Wealth Management, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating American Wealth Management, Inc.'s compliance with the applicable instructions of Form SIPC-7. American Wealth Management, Inc.'s management is responsible for American Wealth Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2019

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
9*9*******1737*********************MIXED AADC 220
41807    FINRA    DEC
AMERICAN WEALTH MANAGEMENT INC
1050 CROWN POINTE PKWY STE 1230
ATLANTA, GA 30338-7703
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

770-392-8740

2. A. General Assessment (item 2e from page 2) $ 1,392.02

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (773.09)

   7-13-2018
   Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 618.93

   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☐   Funds Wired ☐   ACH ☐ $ 618.93
   Total (must be same as F above)

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

American Wealth Management, Inc
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 11 day of Jan , 20 18 .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: 1/12/19   1/25/19   1/25/19
    Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions: OPH Form 2017
Letter Sent

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 3,711,982

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — 0

(2) Net loss from principal transactions in securities in trading accounts. — 0

(3) Net loss from principal transactions in commodities in trading accounts. — 0

(4) Interest and dividend expense deducted in determining item 2a. — 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. — 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — 0

(7) Net loss from securities in investment accounts. — 0

Total additions — $ 3,711,982

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — $ 2,344,690

(2) Revenues from commodity transactions. —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — $ 323,151

(4) Reimbursements for postage in connection with proxy solicitation. —

(5) Net gain from securities in investment accounts. —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — $ 38,612

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Rent & Quote

$ 77,517

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ _____

Enter the greater of line (i) or (ii)

Total deductions — $ 2,783,470

2d. SIPC Net Operating Revenues — $ 928,012

2e. General Assessment @ .0015 — $ 1,392.02

(to page 1, line 2.A.)

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